Exhibit 99.1

June 20, 2011

The Manager- Listing, Bombay Stock Exchange Limited, Mumbai	022 22722061

The Manager – Listing, The National Stock Exchange of India Limited, Mumbai	022 26598237

The Market operations, NYSE, New York	0012126565780

Dear Sir,

Sub: Press release- Wipro appoints Mr Mahendra Kumar Sharma to its Board

We are sending a copy of the press release being released today intimating, about the appointment of Mr Mahendra Kumar Sharma, as a Director on Wipro Limited’s Board of Directors pursuant to the approval by the Board. The appointment will be effective July 1, 2011.

Thanking you,

Yours faithfully

For Wipro Limited

V Ramachandran

Company Secretary

Encl: a/a

Regd. Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560035. India. Tel: 91-80-28440011. Fax: 91-80-28440054

Wipro appoints Mr. M. K. Sharma to its Board

Bangalore, June 20, 2011: Wipro announced that Mr. Mahendra Kumar Sharma, former Vice-Chairman of Hindustan Unilever Limited is joining its Board of Directors. Mr. M K Sharma joins 11 distinguished members of Wipro’s Board of Directors. With his addition, nine of the 12 directors of Wipro are independent directors.

Mr. M K Sharma completed his Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. He served as a member of the Corporate Law Committee formed by the Union Ministry of Corporate Affairs to redraft the Companies Act. He also served as a member of the Committee on Corporate Governance formed by the Government of India.

Welcoming Mr. M K Sharma to the Board, Mr. Azim Premji, Chairman, Wipro Limited said, “We welcome Mr. M K Sharma on our Board. Wipro has always adopted highest standards of transparency and adherence to responsible and ethical conduct in all aspects of business operations. These are also Mr, Sharma’s areas of strength. His appointment to the Board will further strengthen Wipro’s Corporate Governance practices and add to the growth.”

Commenting on his appointment, Mr. M K Sharma said, “I have long admired Wipro for being a harbinger of change and its ability to consistently reinvent itself depending on market conditions. Wipro has been a pioneer in the Information Technology arena and has always charted a journey of transformation and continued excellence. I am looking forward to working with Wipro and contribute to its future business strategy and growth”.

Mr. M K Sharma’s appointment will be effective July 1, 2011.

Mr. Sharma currently is on the boards of ICICI Lombard General insurance Co Ltd, Birla Corporation Ltd, Fulford (India) Ltd, KEC International Ltd, and Scharder Duncan Ltd. At Thomas Cook (India) Ltd., Mr. MK Sharma serves both as Independent Director and Non-executive chairman.

Contact for Investor Relations	Contact for Media & Press
Rajendra Kumar shreemal	Sachin Mulay
Vice President	Head - Corporate Brand &
Communication
Phone: +91-80-25056186	+91-80-25056110
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	sachin.mulay@wipro.com

About Wipro Ltd

Wipro Limited provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system Integration, network Integration, software solutions and IT services. In the Asia Pacific and Middle East markets. Wipro provides IT solutions and services for global corporations. Wipro also has profitable presence in niche market segments of consumer products and lighting. Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange. For more information, please visit our website at www.wipro.com

Wipro’s forward looking and cautionary statements

Forward-looking arid cautionary statements Certain statements in this release concerning our future growth prospects and our ability to successfully complete and integrate potential acquisitions are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include but are not limited to, risks and uncertainties regarding our ability to integrate and manage acquired IT professionals, our ability to integrate acquired assets in a cost effective and timely manner, fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies In which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorised use of our Intellectual property arid general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.